77D  Policies with respect to security holders

         Pursuant to the Board of Trustees' approval, Colonial International Horizons Fund, Variable Series (the "Fund") has changed its investment goals and investment strategy. The Fund changed its investment goals from seeking preservation of capital purchasing power and long-term growth to seeking long-term growth.

         The Fund changed its investment strategy from investing at least 65% of its total assets in the equity securities of inflation sensitive companies located outside of the United States to investing in at least 65% of its total assets in the equity securities of growth companies located outside of the United States. In selecting stocks for the Fund, the advisor will choose stocks of growth companies with long-term, above average growth potential. These companies will be found in market segments that are driving economic growth. Stock selection will target companies with proven management, predictable growth rates and low levels of debt.